UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 Nocvember 2010
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  CRH announces divestment in the US

N      E      W      S                R      E      L      E      A      S      E

22 November 2010

CRH announces divestment in the US

CRH plc, the international building materials group, announces that it has sold substantially all the assets of its Ivy Steel and Wire business (Ivy) in the United States for a total consideration of US$51 million (approximately €37 million).

Ivy, which is based in Texas and manufactures welded wire reinforcement and wire products for concrete construction applications, was acquired by CRH as part of its April 2006 purchase of MMI Inc.  Ivy reported sales of US$104 million in 2009.   CRH has sold this business to Insteel Industries, Inc. one of the largest manufacturers of steel wire reinforcing products for concrete construction applications in the United States.

The full year profit guidance announced for the CRH Group on 9 November included impairment charges in respect of this business; accordingly, the sale of Ivy should not result in a gain or loss on disposal for CRH.

Myles Lee, Chief Executive of CRH, commented:

"The divestment announced today follows the recent announcement of our agreement to dispose of certain insulation businesses in Europe for a consideration of €120 million.  We are pleased that Ivy has been sold to a strong industry player."

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee                    Chief Executive
Maeve Carton              Finance Director
Éimear O'Flynn           Head of Investor Relations
Rossa McCann           Head of Group Finance & Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com   WEBSITE www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  22 November 2010

By:___/s/Maeve Carton___
M. Carton
Finance Director